JASON L. KENT	VIA FEDERAL EXPRESS AND EDGAR
+1 858 550 6044
jkent@cooley.com

November 2, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Jacob Luxenburg, Staff Accountant

RE:	Retrophin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36257

Ladies and Gentlemen:

On behalf of Retrophin, Inc. (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 20, 2017 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The Comment Letter from the Staff was received in response to the Company’s letter dated October 5, 2017 responding to comments from the Staff by letter dated September 26, 2017. The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. A hard copy of this letter has been provided to the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 45

1. We acknowledge your response to our prior comment 1. Regarding the $2,403,000 invoice from Mission for Medicaid rebates related to Thiola paid by Mission on the Company’s behalf, it appears that you record a liability for these rebates and presumably a reduction to revenue when Mission invoices you rather than at the time revenue is recognized. If our understanding is true, please provide us an analysis supporting your policy for recording these rebates with reference to the authoritative literature to which you rely. If our understanding is not true, please clarify for us. Further, as it appears that these Medicaid rebates related to Thiola were not covered by your September 1, 2017 response to the last bullet of prior comment one of our August 21, 2017 letter regarding adjustments related to sales made in prior periods during the fiscal year ended December 31, 2016, tell us the amount of any such adjustments made related to Medicaid rebates related to Thiola.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM

Response:

The Company confirms that it records a liability for Medicaid rebates related to Thiola paid by Mission Pharmacal Company (“Mission”) on the Company’s behalf at the time that revenue for any related Medicaid sales are recognized, and the Company records a related reduction to revenue. When the Company pays the related invoice from Mission for the Medicaid rebates related to Thiola paid by Mission on the Company’s behalf, the applicable liability is reversed.

Further, the Company confirms that it did not make a material adjustment related to Medicaid sales made in prior periods during the fiscal year ended December 31, 2016. Adjustments related to reserves as of December 31, 2015 amounted to $138,000 in total, of which $82,000 related to Medicaid sales, including adjustments made for Medicaid accrual rebates related to Thiola, which is included in the “Accrual” column of the roll forward table shown below.

(in thousands)
	2015 Ending Balance	Accrual	Paid	2016 Ending Balance
Medicaid	(3,009)	(12,259)	11,450	(3,818)

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Please contact me at (858) 550-6044 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

cc:	Laura Clague, Retrophin, Inc.
Elizabeth Reed, Retrophin, Inc.

4401 EASTGATE MALL, SAN DIEGO, CA 92121    T: (858) 550-6000    F: (858) 550-6420    WWW.COOLEY.COM